PowerInvestmentSM

Issued by Caterpillar Financial Services Corporation

PAYROLL DEDUCTION FORM

Use this form to update the payroll deduction on your Cat PowerInvestment. **Please remember to sign in section 3. Incomplete forms cannot be processed.**

1 PLEASE PROVIDE THE FOLLOWING INFORMATION:

Your PowerInvestmentSM Number: ☐☐☐☐☐☐☐☐☐☐

Primary Owner's Social Security/Tax ID Number: ☐☐☐—☐☐—☐☐☐☐

Name (First) ______________________ (Last) ______________________

Street Address *(P.O. Box will not be accepted)* ______________________

City ______________ State ______________ Zip ______________

( ) Home Phone ______________ ( ) Work Phone ______________

I am:
- ☐ Hourly
- ☐ Salaried
- ☐ Management
- ☐ Retiree







2 CHANGE THE PAYROLL AMOUNT

Effective immediately, please:

1) **Begin** payroll deduction directed to my Cat PowerInvestment note in the amount of:

$ ☐☐☐☐☐☐.☐☐

2) **Change** the amount of payroll deduction being directed to my Cat PowerInvestment note from:

$ ☐☐☐☐☐☐.☐☐ to $ ☐☐☐☐☐☐.☐☐

(The minimum investment is $50.00 per month for payroll or pension deduction).

3 SIGNATURE

Name ______________________ Date ______________

NOTE: Only the owner whose payroll is being deducted must sign. **DO NOT FAX THIS FORM. ORIGINAL SIGNATURE IS REQUIRED.**

Before You Mail:

1 Make certain your PowerInvestment number and Social Security Number/tax ID number are provided.
2 Verify the information supplied on this form is complete and accurate.
3 Call 1-800-233-2164 with any questions regarding this form, or to request an additional form.

Then Mail To:

Cat Financial PowerInvestment
P.O. Box 75956
Chicago, IL 60675-5956

For Overnight Mailings:

Cat Financial PowerInvestment
801 S. Canal St.
Suite C2N
Chicago, IL 60607

www.catfinancialpowerinvestment.com

Investor Services | **1-800-233-2164**
M-F, 7:30 a.m.-6 p.m. CST